Filed pursuant to Rule 424(b)(3)
File No. 333-291220
Aristotle Pacific Enhanced CLO Income Fund

Supplement dated April 3, 2026 to
the Prospectus and Statement of Additional Information (“SAI”),
each dated April 1, 2026
The following disclosure updates are effective immediately:
The first paragraph of the “Distributions and Dividend Reinvestment Plan” section of the Prospectus Summary is hereby deleted and replaced with the following:
Distributions and Dividend Reinvestment Plan
The Fund intends to distribute substantially all of its net investment income to shareholders in the form of dividends. The Fund intends to declare income dividends monthly and distribute them monthly to shareholders of record. At least annually, the Fund also intends to distribute to you your pro rata share of any available net capital gain and taxable ordinary income, if any.
The first two paragraphs of the “Distributions” section of the Prospectus are hereby deleted and replaced with the following:
DISTRIBUTIONS
The Fund currently intends to declare income dividends monthly and distribute them to its shareholders monthly, which may be rates that reflect past and projected net income of the Fund. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Common Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains. The rate of distributions on the Common Shares and the Fund’s dividend policy could change based on several factors, including the amount of the Fund’s undistributed net investment income and historical and projected investment income. For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The Fund intends to distribute each year substantially all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund. The Fund’s distribution rates may be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any month may be more or less than the amount of cash available to the Fund for distribution for that monthly period.
The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any monthly period may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be added to the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.
The first sentence of the first paragraph of the “Taxation of U.S. Shareholders” section of the SAI is hereby deleted and replaced with the following:
Taxation of U.S. Shareholders
The Fund intends to declare income dividends monthly and distribute them to Common Shareholders monthly.
Please retain this Supplement for reference.